United States securities and exchange commission logo





                              March 16, 2023

       Karan Puri
       Chief Executive Officer
       Vahanna Tech Edge Acquisition I Corp.
       1230 Avenue of the Americas, 16 th Floor
       New York, NY 10020

                                                        Re: Vahanna Tech Edge
Acquisition I Corp.
                                                            Form S-4 filed
February 14, 2023
                                                            File No. 333-269747

       Dear Karan Puri:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed February 14, 2023

       How Do Redemptions Affect The Value Of My New Roadzen Ordinary Shares, page xiv

   1. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
   2. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming
stockholders assuming maximum redemptions and identify any material resulting risks.
       Information about the Parties to the Business Combination, page 1
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FirstName  LastNameKaran Puri I Corp.
Vahanna Tech  Edge Acquisition
Comapany
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3. Please revise to disclose the fiscal year-end for New Roadzen post-merger for financial reporting purposes.
Summary, page 1

4. Please revise to clarify the timing and factors to be considered in considering whether the registrant will remain a BVI company or redomicile to Delaware.
5. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Organizational Structure, page 14

6. Please revise your diagrams illustrating the anticipated structure of Vahanna just prior to the consummation of the merger on page 14 and the diagram illustrating the expected structure of Vahanna upon consummation of the merger on page 16 to show the relative ownership of voting and economic interests of each group of shareholders.
A substantial portion of our revenue is derived from a relatively small number of clients ranging from insurers, reinsurers, OEMs, and, page 37

7. You disclose on page 37 that a small number of clients have accounted for a significant portion of your revenue, including on OEM customer that accounted for more than 25% of total revenue from the Indian market. If material, identify any material customer and provide additional disclosure describing the terms of your relationship with any such customer including any contractual or other arrangements that are in place to the extent material so that shareholders may better assess the reliability of these revenues. If any such contract exists, please explain to us in your response letter why you determined it was not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
Vahanna may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants, page 87

8. Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Unaudited Pro Forma Combined Financial Information, page 105

9. We note that your pro forma combined financial information presents the combination of financial information of Vahanna and Roadzen after giving effect to the reverse
         recapitalization between Roadzen and Vahanna, Roadzen   s assumed
acquisitions of
         Global Insurance Management Limited (   GIM   ) and National
Automobile Club (   NAC   ),
         and the contemplated PIPE investment. We also note your disclosure on page 50 that the
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         acquisitions of GIM and NAC are expected to be completed prior to the closing of the merger. In order to more accurately represent the sequence of these transactions, and to more clearly show the impact of each of these transactions, please revise your pro forma combined financial information beginning on page 109 to present the assumed acquisitions of GIM and NAC separately from the reverse recapitalization and contemplated PIPE investment. For instance, please revise your filing to present your pro forma combined financial information in a columnar format in the following order:

                historical financial statements of Roadzen, historical financial statements of GIM, historical financial statements of NAC, transaction accounting adjustments for the acquisitions of GIM and NAC,
                pro forma combined Roadzen, GIM and NAC, historical financial statements of Vahanna, transaction accounting adjustments for the reverse recapitalization assuming
              minimum redemptions,
                pro forma combined assuming minimum redemption, additional pro forma adjustments for the reverse recapitalization assuming maximum
              redemptions, and
                pro forma combined assuming maximum redemptions.
Description of the Transactions, page 106

10. We note your reference here, and in other sections of your filing, to the PIPE investment which is expected to close just prior to the completion of the merger. We also note disclosure on page 286 that this PIPE investment is contemplated prior to the merger and the actual amount may be greater or less than the target amount of $58.9 million. Please revise the relevant sections of your filing to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon
         Vahanna Public Shareholder redemptions.
11. Please revise your disclosure describing the acquisition of GIM to include the US dollar equivalent of the total purchase price.
Basis of Pro Forma Presentation, page 107

12. We note your use of terminology such as directly attributable, factually supportable and expected to have a continuing impact when describing your pro forma adjustments.
         Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-
         10786, which revised the pro forma terminology and the basis for pro forma adjustments.
         Please revise your pro forma discussion to conform to the updated guidance.
Transaction Adjustments, page 114

13. We note adjustment F, which reflects the fair value adjustment for the purchases of GIM and NAC. Please revise to disclose the date of each of these historical amounts and
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         corresponding fair value adjustments. In addition, please tell us why there are no fair value adjustments for accounts receivable, net for both GIM and NAC.
14. Please revise the explanation to adjustment F that cash and cash equivalents represents historical amounts adjusted for distributions to refer to adjustment D rather than adjustment E.
15. We note that the explanation of adjustment J, which states it represents the issuance of
         68.3 million shares of the Company   s common stock to Roadzen equity
holders as
         consideration for the reverse recapitalization, does not appear to correlate with the corresponding adjustments to the unaudited pro forma condensed combined balance sheet on page 109. Please explain and revise as necessary.
Information about Roadzen, page 141

16. Please revise here and Summary to provide an overview of Roadzen, Global Insurance
         Management and National Automobile Club as well as the planned operations and relative sizes and geographic locations of the different lines of business. Your revised disclosure throughout the proxy statement/prospectus should clarify what you are referring to when you use "we" and reference separate businesses. As a non-exclusive example, on page 73 you refer to "a portion of our business" when it appears you are referring to Roadzen without GIM and NAC. As the acquisitions of GIM and NAC are conditions to closing of the merger agreement, the narrative disclosure should explain clearly the nature of the target in the combined deSPAC transaction for which pro forma financial information is provided.
17.      Additionally, revise here, Summary, Business, and Management's
Discussion and
         Analysis to clarify the business intended to be conducted after the deSPAC transaction.
         For example, clarify the type of end customers who use the combined company's key products and their geographic locations. We note the following:
             You use the term "telematics" but do not explain its use or the extent to which telematics is involved in a material portion of your revenues and products and services generating revenues from end-users;
             We note the statement on page 149 that your platform allows you to sell insurance policies "from any insurer." Clarify the extent to which you require and have uniform or custom agreements with all insurance companies.
             Clarify the approximate percentages of customers that are insurance providers and reinsurance providers.
             Disclose the extent to which revenues from traditional insurance brokerage services, your platform or IaaS solution or other products and services account for the majority of your expenses and revenues. In this regard, we note the statement on page 158 that
             Roadzen generates "a majority of our revenues through commissions and fees which are a reflection of the total insurance policy premium."
             Explain whether the event management companies acquired by Coverzen and referenced on pages F-65 and F-98 will be a continuing part of your business.
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                Clarify the approximate amount of revenues attributed to "underwriting solutions"
              and telematics, claims management, and FNOL. State whether any highlighted offering does not account for a material amount of revenues or expenses.
                Address the challenges of operating in the US, UK/EU and India as a newly merged business, and summarize how the company intends to structure the businesses--for example, as independently operating subsidiaries in different countries, as combined operations with a centralized headquarters in India, or otherwise.
Recent Developments, page 144

18. Please revise your discussion of the pending acquisition of NAC to discuss how NAC generates revenue.
Roadzen's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 155

19.      Please revise the Management   s Discussion and Analysis (   MD&A   )
section of your
         filing to include a discussion of changes in financial position for each of the periods presented in your financial statements.
Our Business Model, page 156

20. Please revise to provide a basis for the statement that Roadzen is "one of the first companies to provide an end-to-end IaaS platform addressed towards insurance for mobility." In this regard, please avoid industry jargon and clarify what you mean by "end-
         to-end IaaS platform addressed towards insurance for mobility." Similarly, please revise to provide a basis for the statement that you "maintain better margins compared to competitors mainly due to this adopted B2B2C distribution strategy."
Results of Operations, page 161

21. We note your disclosure that the increases in revenue and certain expenses are partially attributable to the July 1, 2021 acquisition of the Coverzen Entities. In order to provide a reader with greater perspective regarding the impact of this acquisition, please revise your disclosures beginning on page 161 and 163 to quantify the effect of the Coverzen entities on revenue and relevant expense categories for each period presented. Please also discuss any known trends associated with the Coverzen Entities that is likely to impact future earnings.
22. Please revise your discussion of revenue on pages 161 and 163 to provide a more detailed and disaggregated analysis of revenue along with a discussion of any known trends likely to impact future earnings. In preparing your revised disclosures, please separately quantify and discuss the different streams of revenue and consider disclosing certain key metrics that drive each of the different revenue streams such as the number of new contracts, renewal rates, gross premiums written, and usage-based statistics using either pay-per-vehicle or pay-per use, etc.
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23. Please revise to provide period to period narrative discussion of the GIM and NAC companies.
Security Ownership of Certain Beneficial Owners, page 171

24. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise of all securities.
Management of New Roadzen after the Merger, page 174

25. Please revise each biography to disclose directorships held during the past five years as required by Item 401(e)(2) of Regulation S-K.
The Merger
Unaudited Prospective Financial Information of Roadzen, page 183

26. Please revise to delete the statement on page 185 that investors should "not rely on such financial information in making a decision regarding the business combination proposal"
         as it is an inappropriate disclaimer to the investor's ability to rely on the disclosure.
27. Please revise to further clarify the assumptions underlying the increase in revenues from
         $59 million in FY23 to $118 million in FY24. For example,
             Approximately what percentage of revenues are projected in each of India, US and
             UK/EU by Roadzen, GIM and NAC?
             To what extent does Roadzen "assume renewal of existing contracts" at the same rate as historical renewals?
             With respect to the assumed 15.2% reduction in direct costs, what assumptions support the "better" brokerage commissions, higher unit prices and increased efficiencies? For example, do the assumptions involve assumed capital expenditures toward scaling and automation?
             To what extent are the 2.8% and 8.5% margin improvements at GIM and NAC dependent on assumed increases in volume, and what factors were considered in any such assumptions?
             To what extent are the "new contracts with higher margins" at GIM, "newly signed contracts" at NAC or assumptions about future contract pricing material to the projections? In this regard, please reconcile these assumptions with the following statement on page 38 regarding prices: "In the past, we have been required to, and may in the future be required to, reduce the average fixed fees and/or commissions charged for our products, or otherwise agree to materially less favorable terms in response to these pressures."
Background of the merger, page 194

28. Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their
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         significance or how they may have changed before being reflected in the proposed initial business combination. For example, the disclosure states that the April 29, 2022 LOI was for $1.1 billion in return for all equity interests of Roadzen. However, it is unclear what other key terms were involved. It is unclear whether the financial data already included business and financial information for GIM and NAC, and whether executive positions were assumed to be provided to Messrs. Malhotra, Pasricha and Kamboj. Did the initial offer anticipate a PIPE transaction? You reference "an acquisition target" in the first sentence on page 199 but it is unclear what the target was and how it may have affected the price and negotiations. Please identify the original terms as well as how and why any terms were revised over time. Please also identify the key persons who took part in the various negotiations.
29. Please revise the discussion of the December 14, 2021 introduction to clarify the person(s)
         who initiated the possibility of a transaction with Roadzen and the day it was initiated.
         Revise to disclose whether the board considered appointing an independent committee to consider the Roadzen transaction in light of Mr. Ramgopal's relationship with Roadzen.
30. We note the statement on page 196 to the Vahanna Board of Directors comparing the
         "maturity of the business" and the extent of structural complexity with respect to Target B,
         Target C and Roadzen. Please revise to clarify how Roadzen's status as not having completed its significant acquisitions of GIM and NAC compared to the relative maturity and complexity of the other 2 transactions. Did the board make certain assumptions with respect to these acquisitions? If they were initially expected to be completed before the business combination, did the board change its assumptions?
31. It appears that the merger consideration initially assumed that the GIM and NAC
         "acquisitions were executed prior to the business combination." Revise to clarify when the
         GIM and NAC acquisitions were initiated and by whom, and clarify the extent to which parties from GIM and/or NAC participated in the negotiations. Recommendation of the Vahanna Board of Directors and Reasons for the Merger, page 203

32. We note the Guideline Precedent Comparable Transaction Analysis on page 193 and the fact that the Revenues Last Twelve Months are projected revenues of the yet-to-be-
         merged company, and that the multiples for the other 3 rows suggest a value either not meaningful or below the precedent comparables. Please revise to clarify the extent to which the Vahanna Board of Directors considered these not meaningful and negative comparables in making its recommendation.
Interests of Vahanna Directors and Executive Officers and the Sponsor in the Merger, page 211

33. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
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Interests of Vahanna's Directors and Executive Officers, page 211

34. Please revise page 213 to further clarify Mr. Ramgopal's personal relationship with
         "certain" of Roadzen   s executive officers and board members.
Deferred Underwriting Fees, page 233

35. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee (not just the deferred underwriting fees) on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Global Insurance Management Ltd Financial Statements
Note 13. Other income (expense) net, page F-123

36. Please tell us and revise your disclosure, where applicable, to quantify and explain the nature of the liabilities that were no longer required and were written back and reflected as miscellaneous income for each period presented. Additionally, please also revise your disclosure to describe the underlying reasons for the significant fluctuation in foreign exchange fluctuation (loss) gain from December 31, 2020 to December 31, 2021.
Note 14. Revenue, page F-140

37. Please revise your disclosure in the notes to the consolidated financial statements, or elsewhere in the document, to allow a reader to understand how each of the revenue streams described on pages F-115 through F-116 and F-131 through F-132 correlate to each of the components of revenue as disclosed in the tables on pages F-123 and F-140.
         Please also revise your disclosure to describe the underlying reasons for the significant increase in income from distribution during the nine months ended September 30, 2022 as well as the significant increase in marketing expenses during this same period.
Item 21. Exhibits and Financial Statement Schedules., page II-2

38. Please file all required exhibits. For example, it is unclear why you do not file compensation plans and arrangements with executive officers. It is also unclear why you do not file or incorporate by reference the BVI articles of incorporation or file as an exhibit a list of all subsidiaries.
General

39.      Please disclose the sponsor   s ownership interest in the target
company, if any. Disclose
         the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
40.      We noted that Sheumack GMA provided a fairness opinion. Please disclose:
             The fees that Sheumack GMA will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;
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                Any additional services Sheumack GMA or its affiliates provided in connection with the transaction, the related fees, and whether those fees are conditioned on the completion of the transaction; and
                Any services Sheumack GMA provided to the target of the business combination or affiliates of the parties.
41. We note that on pages II-3 and II-4 in Exhibit 8.1 of "Item 21. Exhibits and Financial
         Statement Schedules", you state that a tax opinion will be filed by amendment. Therefore, in the "Material U.S. Federal Income Tax Considerations" and the "Questions and
         Answers" sections, please state that you have received an opinion on the material tax consequences, identify counsel and identify the material tax consequences counsel has opined upon.
42. We notes that on pages 27, 105, etc. of the registration statement, you disclosed that you will be issuing an aggregate of $58.9 million of preferred shares of Vahanna pursuant to a
         PIPE transaction expected to close just prior to the completion of the merger. Please disclose material differences in the terms and price of securities issued at the time of the
         IPO as compared to the contemplated PIPE. Please further disclose if the sponsor, directors, officers or their affiliates will participate in the PIPE.
43.      Additionally, please disclose:
             Any discussions about the need to obtain additional financing for the combined company, including the above-mentioned PIPE, and the negotiation/marketing processes (e.g., who selected the potential PIPE investors; what relationships did the
            PIPE investors have to the company, the sponsors, the target and its affiliates, and the placement agent; and how were the terms of the PIPE transactions determined);
            and
             Whether there were any valuations or other material information about the Vahanna,
            Roadzen, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.
44. We note the statement on page 44 to "specific functions in our base product offering at the request of a customer or group of customers." To provide context, please revise in Risk
         Factors, Business and where appropriate to clarify the specific functions and the types of customers that are provided such functions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you
 Karan Puri
Vahanna Tech Edge Acquisition I Corp.
March 16, 2023
Page 10

have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameKaran Puri
                                                          Division of
Corporation Finance
Comapany NameVahanna Tech Edge Acquisition I Corp.
                                                          Office of Finance
March 16, 2023 Page 10
cc:       Evan D   Amico
FirstName LastName